Exhibit 99.26(d)vii.

Substitute Of Insured Rider

This rider provides the right to substitute a new insured in place of the current Insured under the policy. We discuss this rider and the rules that apply to it in the provisions that follow.

Rider Part Of Policy	This rider is made part of the policy. All the provisions of the policy apply to this rider, except for those that are inconsistent with this rider. This rider is In Force from the Issue Date of the policy or, if later, the date the first premium under the policy is paid. This rider does not have cash values or loan values.

Rider Benefit	After the first Policy Year, the policy may be changed to insure the life of a substitute insured in place of the current Insured. There is no charge for this benefit. The change is subject to the provisions of this rider.

Conformity with the Policy	Capitalized terms not defined in this rider shall have the meanings ascribed to them in the policy. The policy's provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with the policy's provisions, the provisions of this rider will control with respect to this rider. There are no monthly charges or premiums for this rider.

Requirements To Substitute Insured

To make the substitution of insured, all of the following conditions must be met as of the Date Of Substitution.

1.     The policy must be In Force;

2.     The Owner of the policy must have an insurable interest in the life of the substitute insured;

3.     The Insured and substitute insured are living on the Date Of Substitution;

4.     The substitute insured must not be over the maximum age allowed by us for the policy on the birthday nearest the Date Of Substitution; and

5.     The age of the substitute insured on the birthday nearest the Policy Date must not be less than the minimum age, or greater than the maximum age, allowed by us for the policy on the Policy Date.

Before the substitution can become effective, we require:

•      A written application for substitution, received by us at our Home Office or Administrative Office;

•      Evidence of insurability of the substitute insured that is satisfactory to us;

•      Payment to us of any premium required to avoid termination under the Grace Period And Termination provision of the policy; and

•      Payment of a fee of $75.

Date Of Substitution

The Date Of Substitution will be the Monthly Charge Date that is on, or precedes, the later of:

1.     The date we approve the application for substitution; and

2.     The date we receive at our Home Office or Administrative Office any premium required to avoid termination of the policy.

Example: The Monthly Charge Date is the 10th of each month. We approve the application for substitution on May 5, 2021. A premium payment is required to avoid termination, and we receive it on May 15, 2021. The Date Of Substitution will be May 10, 2021.

The insurance under the policy on the current Insured will continue to, but not including, the Date Of Substitution.

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The Policy After Substitution

The insurance under the policy on the substitute insured will become effective on the Date Of Substitution. Any riders In Force under the policy on the day before the Date Of Substitution may be continued under the policy after the substitution only with our consent. Otherwise, they will be cancelled on the Date Of Substitution.

After the substitution, the policy will be modified to show that the contestability and suicide periods for the policy and any riders, as they apply to the substitute insured, will be measured from the Date Of Substitution. Also, the contestability and suicide provisions of the policy will be modified to state that our liability in either case will be limited to:

•     The Account Value of the policy on the day before the Date Of Substitution; plus

•     The amount of any premiums paid on and after the Date Of Substitution; minus

•     Any amounts withdrawn on and after the Date Of Substitution; and minus

•     Any Policy Debt.

We will send the Owner any revised Policy Specifications, reflecting these changes, for attachment to this policy.

All Monthly Charges, surrender charges, and other values on and after the Date Of Substitution will be based on the life and risk class of the substitute insured, as if the policy had been issued on the substitute insured on the Issue Date.

After the substitution, the Face Amount of the policy cannot be less than our published minimum amount on the Date Of Substitution and the policy will produce the same reserve as the policy on the day before the Date Of Substitution. In addition, after the substitution, any Policy Debt will remain and will continue to be subject to the conditions of the policy.

Any assignment of the policy in effect just before a substitution under this rider will continue to apply on the Date Of Substitution. The rights of the Owner and any Beneficiary under the policy will be subject to the assignment.

Reinstatement

The policy to which this rider is attached can be reinstated according to its terms. This rider may also be reinstated upon reinstatement of the policy.

If this rider is reinstated under the terms of this provision, both the Owner and we shall have the same rights that existed prior to policy lapse.

This rider cannot be reinstated if it has been terminated at the Owner’s request.

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Termination Of This Rider	This rider will continue In Force to, but not including, the Policy Anniversary Date on which the current Insured’s Attained Age becomes 75. However, it will end automatically before that date at the time any one of the following occurs:

• Change of the policy to a different policy under which this rider is not available;
• Upon Written Request; or
• Termination of the policy for any reason.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ /s/ Roger W. Crandall ]	[ /s/ Pia Flanagan ]

PRESIDENT	SECRETARY

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